06014978

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Witwatersrand Consolidated Gold Resources Limited

*CURRENT ADDRESS 12th Floor, 70 Fox St.
Marshalltown, Johannesburg 2001
P.O. Box 61140, Marshalltown, 2107
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2006
THOMSON FINANCIAL

FILE NO. 82- 34986 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/10/06

HENGILON SECRETARIAL
SERVICES (PROPRIETARY)LIMITED

COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

RECEIVED
2006 JUL 10 P 5: 47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Registration No. of company

36002/031365/07

Name of company WITWATERSRAND CONSOLIDATED GOLD RESOURCES (PROPRIETARY) LIMITED

1. Date of allotment of shares 24 MAY 2006

2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares		Class of shares	Nominal amount of each share	Authorised capital
After Conversion	10 000 000	ORDINARY	R0.01	100 000
Increase 14/12/04	40 000 000	ORDINARY	R0.01	400 000
	50 000 000	Total	Total	R 500 000

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares		Class of shares	Nominal amount of each share	Total amount paid-up
After Conversion	1 000	ORDINARY	R0.01	10
	1 000	Total	Total	R10

Number of shares	Class of shares	Issue price per share	Stated capital
Total | Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
24 653 106	Ordinary	R0.01	246 531.06
Total 24 653 106		Total	R246 531.06

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R	246 531.06
Stated capital	R	
Premium account	R	47 092 879.16
Total issued capital	R	47 339 410.22

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
400 000	ORDINARY	R0.01	R19.99	80 000.00
	Total(s)		Total(s)	R80 000.00

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares
Class of shares

Issue price per share
Deemed stated capital

Total

Total

Par value

Number of shares
Class of shares
Nominal amount of each share
Premium on each share
Total amount of capital deemed to be paid-up

Total

Totals

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
Juspoint Nominees (Proprietary) Limited	P.O. Box 969, Johannesburg 2000	400 000	Ordinary Shares

7. Issued capital at date of this return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
87 500	ORDINARY	R0.01	R199.99	17 499 125.00	875.00
19 912 500	ORDINARY	R0.01	-	-	199 125.00
4 653 106	ORDINARY	R0.01	R 6.36	29 593 754.16	46 531.06
400 000	ORDINARY	R0.01	R19.99	7 996 000.00	4 000.00
25 053 106	**Total**		Total	55 088 879.16	250 531.06

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ---------- R 250 531.06
Stated capital ---------- R
Premium account ---------- R 55 088 879.16
Total issued capital ---------- R 55 339 410.22

Certified correct.

Date 24 MAY 2006 Signature HENGILCON SECRETARIAL SERVICES (PTY) LIMITED

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 24 MAY 2006

Name of Company WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Postal Address TO BE COLLECTED

HEN003
HENGILON SECRETARIAL
SERVICES (PROPRIETARY) LIMITED

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

RECEIVED

2006 JUL 10 P 5:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 10/04/2006

Our Reference: 15998379
Box: **77055**
Sequence: **29**

HENGILCON SECRETERIAL SERVICES (PTY) LTD
To be collected: HEN003

RE: Amendment to Company Information
Company Number: 2002/031365/06
Company Name: WITWATERSRAND CONSOLIDATED GOLD RESOURCES

We have received a CM16 (Return of allotments which have become void) from you dated 23/03/2006.

The CM16 was accepted and placed on file.

Yours truly
Registrar of Companies
PVD

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Amended
Page 1

Return of allotments which have become void

[Section 93 (4)]

Registration No. of company

2002/031365/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -04- 05
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

1. Authorised capital of company:

No par value		Par value			
Authorised number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		50 000 000	Ordinary	One cent	500 000
Total		50 000 000			R500 000

2. Issued capital of company as shown on the return of allotments dated: 22 MARCH 20 05

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium account
		R	R			R	R	R	R
				19 912 500	Ordinary	R0.01	Nil	Nil	199 125.00
				87 500	Ordinary	R0.01	199.99	17 499 125.00	875.00
				4 653 487	Ordinary	R0.01	6.36	29 596 177.32	46 534.87
Total				24 653 487				47 095 302.32	246 534.87

Summary of total issued capital as shown on the return of allotments:

Amount of issued paid-up capital	R	246 534.87
Stated capital	R	
Premium account	R	47 095 302.32
Total issued capital	R	47 341 837.19

3. Particulars of allotment which has become void:

	No par value			Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total capital, excluding premium account
		R	R			R	R	R	R
				381	Ordinary	R0.01	6.36	2 423.16	3.81
Total				381				2 423.16	3.81

4. Reasons for allotment becoming void: **On issue of allotted shares, allottee short paid by 381 shares with a nominal value of R0.01 with a premium of R6.36 per share. These shares were never issued**

5. Issued capital of company at date of this return:

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -04- 05
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

	No par value			Par value					
Number of paid-up shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium account
		R	R			R	R	R	R
				19 912 500	Ordinary	R0.01	Nil	Nil	199 125.00
				87 500	Ordinary	R0.01	R199.99	17 499 125.00	875.00
				4 653 106	Ordinary	R0.01	R6.36	29 593 754.16	46 531.06
Total				24 653 106				47 092 879.16	246 531.06

Summary of issued capital as at date of this return:

Amount of issued paid-up capital	R	246 531.06
Stated capital	R	
Premium account	R	47 092 879.16
Total issued capital	R	47 339 410.22

Certified correct.

Date **23 MARCH 2006** Signature **HENGILCON SECRETARIAL SERVICES (PTY) LIMITED**

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

(To be completed by company.)

Acknowledgement of receipt of return of allotments which have become void, dated **23 MARCH** 20 **06**

Name of company **WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED**

Postal address **TO BE COLLECTED**

HEN003
HENGILCON SECRETARIAL
SERVICES (PROPRIETARY) LIMITED

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2006 -03- 24
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

COMPANY STATUS AS AT:	17 OCTOBER 2005
NAME OF COMPANY:	WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED From: 13 December 2004 WITWATERSRAND CONSOLIDATED GOLD RESOURCES (PROPRIETARY) LIMITED From: 2 June 2003 Formerly: BASFOUR 2759 (PROPRIETARY) LIMITED From date of Incorporation
REGISTRATION No:	2002/031365/07
DATE OF REGISTRATION:	11 DECEMBER 2002
AUTHORISED SHARE CAPITAL:	ORDINARY SHARES – 50 000 000 Ordinary par value shares at R0.01 each

Date of Incorporation		1 000 shares at R1 each	R1 000.00
			R
14 May 2004	Conversion	100 000 shares at R0.01 each	1 000.00
14 May 2004	Increase	9 900 000 shares at R0.01 each	99 000.00
20 October 2004	Increase	40 000 000 shares at R0.01 each	400 000.00
			R 500 000.00

ISSUED SHARES:

ORDINARY SHARES – 10 Ordinary par value shares at R1 each R10.00

14 May 2004	Conversion	1 000 shares at R0.01 each	10.00
20 August 2004	Allotment	99 000 shares at R0.01 each	990.00
87 500 with a premium of R 17 499 125.00			
11 500 with no premium			
14 December 2004	"	19 900 000 shares at R0.01 each	199 000.00
20 December 2004	"	4 607 962 shares at R0.01 each	46 079.62
4 607 962 with a premium of R 29 306 638.32			
22 March 2005	"	45 525 shares at R0.01 each	455.25
45 525 with a premium of R 289 539.00			
Premium Account	***R47 095 302.32***	Issued Capital	***R 246 534.87***

Issued Shares per register	24 653 106 at R0.01 each	(Short issued 381 Shares)
Premium Account per register	R47 092879.16	(Short issued R2423.16 381 X R6.36)

Certificate issued by the Registrar of Companies & Close Corporations on Friday, February 24, 2006 09:16
Certificate of Annual Return for period: 2005/12

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**2002/031365/06**
Enterprise Name	**WITWATERSRAND CONSOLIDATED GOLD RESOURCES**
Enterprise Shortened Name	**WITS GOLD**
Enterprise Translated Name	
Enterprise Trading Name	
Main Business	**TO ACQUIRE,PRESERVE,EVALUATE, TRADE AND DEVELOP MINERAL RIGHTS**
Standard Industrial Classification(s)	**OTHER BUSINESS ACTIVITIES**
	OTHER BUSINESS ACTIVITIES
Financial year end	**February**
Financial Statements	
Holding Company	
Annual General Meeting	
Registration Date	
Business Start Date	**11/12/2002**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Postal Address	**PO BOX 651129 BENMORE 2057**
Address of registered office	**7 PAM ROAD MORNINGSIDE EXT 5 SANDTON 2010**
Telephone Number	
Fax Number	
Website (URL)	
Email Address	
Cell Number	

RECEIVED
2006 JUL 10 P 5:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name	KPMG INC	
	Status	Current
	Type	Auditor
	Profession	Chartered Accountants
	Profession Number	922234E
	Business Address	55 EMRIRE ROAD PARKTOWN JOHANNESBURG 2000
	Postal Address	PRIVATE BAG 9 PARKVIEW SOUTH AFRICA 0000
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	

Company Secretary

First Names	SECRETARIAL SERVICES	
Surname	HENGILCON SECRETARIAL SERVICES	
	Initials	SS
	ID Number	M1972011940
	Country (of residence)	
	Status	Active
	Profession / Occupation	
	Business Address	7 PAM ROAD MORNINIGSIDE EXTENTION 5 2057
	Postal Address	P O BOX 651129 BENMORE 2010
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	01/06/2003
First Names	BRIAN JOHN	
Surname	DOWDEN	
	Initials	BJ
	ID Number	4909035050002

Country (of residence)	South Africa
Status	Active
Profession / Occupation	COMPANY SECRETARY
Business Address	7 PAM ROAD MORNINGSIDE EXTENSION 5 2057
Postal Address	P O BOX 651129 BENMORE 2010
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	01/10/2005

Directors / Officers / Local Managers

First Names **ADAM RICHARD**

Surname **FLEMING**

Initials	A R
ID Number	4805155773185
Date of Birth	15/05/1948
Coutry (of residence)	
Status	Active
Profession / Occupation	DIRECTOR
Business Address	THE PENTHOUSE S.A. EAGLE HOUSE 70 MAIN STREET JOHANNESBURG 2001
Residential Address	34 KILLARNEY ROAD HYDE PARK JOHANNESBURG 2196
Postal Address	P O BOX 61140 MARSHALLTOWN 2107
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	01/06/2003

First Names **MARCUS BARRIE**

Surname **WATCHORN**

Initials	MB
ID Number	5304305688088

	Date of Birth	30/04/1953
	Coutry (of residence)	
	Status	Active
	Profession / Occupation	GEOLOGIST
	Business Address	THE PENTHOUSE S.A. EAGLE HOUSE 70 MAIN STREET JOHANNESBURG 2001
	Residential Address	25 SAND -DOWNS 120 DENNIS ROAD SANDTON 2146
	Postal Address	P O BOX 61140 MARSHALLTOWN 2107
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	01/06/2003
First Names	**MBENDENI HUMPHREY**	
Surname	**MATHE**	
	Initials	M H
	ID Number	5010075664080
	Date of Birth	07/10/1950
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	OPERATIONS DIRECTOR
	Business Address	10 ST THOMAS CLOSE 22 GROBLERRYLAAN BEDFORDVIEW 2107
	Residential Address	10 ST THOMAS CLOSE 22 GROBLERRYLAAN BEDFORDVIEW 2107
	Postal Address	P O BOX 751888 GARDENVIEW 2047
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	07/06/2004

First Names	TAOLE RETSETSELEMANG	
Surname	MOKOENA	
	Initials	T R
	ID Number	5207185713084
	Date of Birth	18/07/1952
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	PROFESSOR OF SURGERY
	Business Address	KALAFONG HOSPITAL PRETORIA 0001
	Residential Address	20 CUMBERLAND AVENUE BRYANSTON 2021
	Postal Address	P O BOX 791 SLOANE PARK 2152
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	07/06/2004
First Names	DEREK MACDONALD	
Surname	URQUART	
	Initials	D M
	ID Number	5602245002082
	Date of Birth	24/02/1956
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	ACCOUNTANT
	Business Address	TWELFTH FLOOR SA EAGLE HOUSE 70 FOX STREET JOHANNESBURG 2001
	Residential Address	3-FOURTH ROAD CLOVERDENE BENONI 1500
	Postal Address	P O BOX 13093 NORTHMEAD 1511
	Telephone number	
	Fax number	

Cell Number

Email

Start Date 30/03/2005

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, Pretoria.
Call Centre Tel: 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 20/12/2005

Our Reference: 15837674
Box: **73828**
Sequence: **44**

HENGILCON SECRETERIAL SERVICES (PTY) LTD
To be collected: HEN003

RE: Amendment to Company Information
Company Number: 2002/031365/06
Company Name: WITWATERSRAND CONSOLIDATED GOLD RESOURCES

We have received a CM22 (Notice of registered office and postal address of company) from you dated 06/12/2005.

The CM22 was accepted and placed on file.

With effect from 29/12/2005, the postal address was changed to:
P O BOX 61140
MARSHALLTOWN
2107

With effect from 29/12/2005, the registered address was changed to:
12TH FLOOR 70 FOX STREET
JOHANNESBURG
2000

Yours truly

Registrar of Companies

IMO

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, December 20, 2005 08:54
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**2002 / 031365 / 06**
Enterprise Name	**WITWATERSRAND CONSOLIDATED GOLD RESOURCES**
Enterprise Shortened Name	**WITS GOLD**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/2002**
Business Start Date	**11/12/2002**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**February**
Main Business/Main Object	
Postal address	**P O BOX 61140 MARSHALLTOWN 2107**
Address of registered office	**12TH FLOOR 70 FOX STREET JOHANNESBURG 2000**

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, December 20, 2005 08:54
Certificate of Confirmation

Registration number	**2002 / 031365 / 06**
Enterprise Name	**WITWATERSRAND CONSOLIDATED GOLD RESOURCES**

Auditors

Name	**KPMG INC**
Postal Address	**PRIVATE BAG 9** **PARKVIEW** **SOUTH AFRICA** **0000**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
URQUART, DEREK MACDONALD	5602245002082	Director	30/03/2005	Postal: P O BOX 13093, NORTHMEAD, 1511 Residential: 3-FOURTH ROAD, CLOVERDENE, BENONI, 1500
MOKOENA, TAOLE RETSETSELEMANG	5207185713084	Director	07/06/2004	Postal: P O BOX 791, SLOANE PARK, 2152 Residential: 20 CUMBERLAND AVENUE, BRYANSTON, 2021
MATHE, MBENDENI HUMPHREY	5010075664080	Director	07/06/2004	Postal: P O BOX 751888, GARDENVIEW, 2047 Residential: 10 ST THOMAS CLOSE, 22 GROBLERRYLAAN, BEDFORDVIEW, 2107
HENGILCON SECRETARIAL SERVICES,	M1972011940	Secretary (Companies and CC's)	01/06/2003	Postal: P O BOX 651129, BENMORE, 2010 Residential:
WATCHORN, MARCUS BARRIE	5304305688088	Director	01/06/2003	Postal: P O BOX 61140, MARSHALLTOWN, 2107 Residential: 25 SAND -DOWNS, 120 DENNIS ROAD, SANDTON, 2146
FLEMING, ADAM RICHARD	4805155773185	Director	01/06/2003	Postal: P O BOX 61140, MARSHALLTOWN, 2107 Residential: 34 KILLARNEY ROAD, HYDE PARK, JOHANNESBURG, 2196

HENGILON SECRETARIAL
SERVICES (PROPRIETARY)LIMITED

Special resolution

(Section 200)
(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -10- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. Of Company

2002/031365/06

Name of company WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Date notice given to members 19 SEPTEMBER 2005

Date resolution passed 18 OCTOBER 2005

Special resolution passed in terms of section 62(1) of the Act/*paragraph ______ of the memorandum/*article 12.1 of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

RESOLVED: THAT the following Special Resolution of the Company be approved:

THAT the Articles of Association of the Company be replaced in its entirety with the Articles of Association attached to this Special Resolution - marked as Annexure "A"

Rubber stamp of company, if any, or of secretaries.

Date 18 OCTOBER 2005 Signature HENGILCON SECRETARIAL SERVICES (PTY) LIMITED
Director/Secretary/Manager

Name (in block capitals) HENGILCON SECRETARIAL SERVICES (PTY) LIMITED

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company

2002/031365/06

Name of Company: WITWATERSRAND CONSOLIDATED GOLD RESOURCES LTD

Postal address: TO BE COLLECTED
HEN003
~~HENGILON SECRETARIAL SERVICES (PROPRIETARY)LIMITED~~

Special resolution registered this day
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Registrar of Companies
2005 -10- 27
Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

HENGILON SECRETARIAL
SERVICES (PROPRIETARY)LIMITED

Application for Registration of Translated or Shortened Form of a Name of a Company

(To be accompanied by Form CM5 with name as approved)
[Section 43(1)]

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -10- 21

Registration No. of Company

2002/031365/06

Name of company WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Registration No. of company 2002/031365/06

Registered postal address of company P.O 651129

BENMORE 2010

*Translated form of name to be registered N/A

*Shortened form of name to be registered WITS GOLD

Note – Separate form to be used for translated or shortened form of name

*Delete whichever not applicable.

Date 20 OCTOBER 2005 Signature HENGILCON SECRETARIAL SERVICES (PTY) LIMITED

N.B. – If this portion is not completed no confirmation of registration will be sent.

Name registered WITS GOLD

Name of applicant HENGILCON SECRETARIAL SERVICES (PTY) LTD

Postal address TO BE COLLECTED

HEN003
HENGILON SECRETARIAL
SERVICES (PROPRIETARY)LIMITED

The name was registered on this date. 2005 -10- 26
Date stamp of Companies Registration Office
Registrar of Companies

Hortors Stationery - Reproduced under Government Printer's Copyright Authority No: 5025 of 8.10.73 (April 89)

RECEIVED

2006 JUL 10 P 5:48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 24/10/2005

Our Reference: 15751454
Box: **72142**
Sequence: **22**

HENGILCON SECRETERIAL SERVICES (PTY) LTD
To be collected: HEN003

RE: Amendment to Company Information
Company Number: 2002/031365/06
Company Name: WITWATERSRAND CONSOLIDATED GOLD RESOURCES

We have received a CM26 (Special resolution) from you dated 20/10/2005.

The CM26 (1) was accepted and placed on file.

The CM7 (2) was accepted and placed on file.

The shortened form of the name was changed to WITS GOLD.

Yours truly
Registrar of Companies
SHN

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

HENGILCON SECRETARIAL
SERVICES (PROPRIETARY) LIMITED

Special resolution

(Section 200)

(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2005 -10- 21

Registration No. Of Company

2002/031365/06

Name of company WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Date notice given to members 20 SEPTEMBER 2005

Date resolution passed 20 OCTOBER 2005

Special resolution passed in terms of section ________ of the Act/*paragraph ________ of the memorandum/*article ________ of the articles.

Copy of notice convening meeting attached. NOT ATTACHED

Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION

(Use reverse side if necessary)

RESOLVED: THAT THE FOLLOWING SPECIAL RESOLUTION OF THE COMPANY BE APPROVED:

THAT the Company register a shortened form of name of the above mentioned Company, namely:

"WITS GOLD"

Rubber stamp of company, if any, or of secretaries.

Date 20 OCTOBER 2005

Signature HENGILCON SECRETARIAL SERVICES (PTY) LIMITED
Director/Secretary/Manager

Name (in block capitals) HENGILCON SECRETARIAL SERVICES (PTY) LIMITED

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company

2002/031365/06

Name of Company: WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Postal address: TO BE COLLECTED

HEN003
HENGILCON SECRETARIAL
SERVICES (PROPRIETARY) LIMITED

Special resolution registered this day

Registrar of Companies

Date stamp of Companies Registration Office

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, April 26, 2005 16:05
Certificate of Annual Return for period: 2004/12

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	2002/031365/06
Enterprise Name	WITWATERSRAND CONSOLIDATED GOLD RESOURCES
Enterprise Shortened Name	NOT APPLICABLE
Enterprise Translated Name	NOT APPLICABLE
Enterprise Trading Name	WITWATERSRAND CONSOLIDATED GOLD RESOURCES
Main Business	TO ACQUIRE, PRESERVE, EVALUATE, TRADE AND DEVELOP MINERAL RIGHTS
Standard Industrial Classification(s)	OTHER BUSINESS ACTIVITIES OTHER BUSINESS ACTIVITIES
Financial year end	February
Financial Statements	28/02/2005
Holding Company	
Annual General Meeting	27/11/2004
Last financial year turnover	R. 844874
Registration Date	
Business Start Date	11/12/2002
Enterprise Type	Public Company
Enterprise Status	In Business
Postal Address	P O BOX 651129 BENMORE 2010
Address of registered office	7 PAM ROAD MORNINGSIDE EXTENSION 5 2057
Telephone Number	(011) 884 - 7373
Fax Number	(011) 784 - 6992
Website (URL)	
Email Address	HDF@ICON.CO.ZA
Cell Number	

RECEIVED
2006 JUL 10 P 5:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Auditor

Name KPMG INC

Status	Current
Type	Auditor
Profession	Chartered Accountants
Profession Number	922234E
Business Address	55 EMPIRE ROAD PARKTOWN JOHANNESBURG 2000
Postal Address	PRIVATE BAG 9 PARKVIEW SOUTH AFRICA 2122
Telephone number	(011) 649 - 7111
Fax number	(011) 647 - 8000
Cell Number	00
Email	00
Start Date	30/07/2004

Company Secretary

Company Name	HENGILCON SECRETARIAL SERVICES PROPRIETARY LIMITED	
Company Enterprise Number	1972/011940/	
	Country (of residence)	
	Status	Active
	Profession / Occupation	
	Business Address	7 PAM ROAD MORNINGSIDE EXT 5 2057
	Postal Address	P O BOX 651129 BENMORE 2010
	Telephone number	(011) 884 - 7373
	Fax number	(011) 784 - 6992
	Cell Number	00
	Email	HDF@ICON.CO.ZA
	Start Date	01/06/2003

Directors / Officers / Local Managers

First Names	MARCUS BARRIE	
Surname	WATCHORN	
	Previous Surname (if applicable)	N/A
	Initials	MB
	ID Number	5304305688088

	Date of Birth	30/04/1953
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	GEOLOGIST
	Business Address	THE PENTHOUSE S.A. EAGLE HOUSE 70 FOX ST JHB 2001
	Residential Address	25 SAND -DOWNS 120 DENNIS ROAD SANDTON 2146
	Postal Address	P O BOX 61140 MARSHALLTOWN 2107
	Telephone number	(011) 505 - 0360
	Fax number	(011) 783 - 0960
	Cell Number	00
	Email	00
	Start Date	01/06/2003
First Names	ADAM RICHARD	
Surname	FLEMING	
	Previous Surname (if applicable)	N/A
	Initials	AR
	ID Number	4805155773185
	Date of Birth	15/05/1948
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	DIRECTOR
	Business Address	THE PENTHOUSE S.A. EAGLE HOUSE 70 FOX STREET JHB 2001
	Residential Address	34 KILLARNEY ROAD HYDE PARK JOHANNESBURG 2196
	Postal Address	P O BOX 61140 MARSHALLTOWN 2107
	Telephone number	(011) 442 - 9493
	Fax number	(011) 442 - 9496
	Cell Number	

		00
	Email	00
	Start Date	01/06/2003
First Names	TAOLE RETSETSELEMANG	
Surname	MOKOENA	
	Previous Surname (if applicable)	N/A
	Initials	TR
	ID Number	5207185713084
	Date of Birth	18/07/1952
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	PROFESSOR OF SURGERY
	Business Address	KALAPONG HOSPITAL PRIVATE BAG X396. PRETORIA 0001
	Residential Address	20 CUMBERLAND AVENUE BRYANSTON 2021
	Postal Address	P O BOX 791 SLOANE PARK 2152
	Telephone number	(011) 832 - 1744
	Fax number	(011) 834 - 1708
	Cell Number	00
	Email	00
	Start Date	07/06/2004
First Names	DEREK MACDONALD	
Surname	URQUHART	
	Previous Surname (if applicable)	N/A
	Initials	DM
	ID Number	5602245002082
	Date of Birth	24/02/2005
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	ACCOUNTANT
	Business Address	12TH FLOOR SA EAGLE HOUSE 70 FOX STREET JOHANNESBURG 2001
	Residential Address	3 - 4TH ROAD CLOVERDENE

		BENONI 1501
	Postal Address	P.O. BOX 13092 NORTHMEAD BENONI 1511
	Telephone number	(011) 832 - 1744
	Fax number	(011) 834 - 1708
	Cell Number	00
	Email	00
	Start Date	30/03/2005
First Names	MBENDENI HUMPHREY	
Surname	MATHE	
	Previous Surname (if applicable)	N/A
	Initials	MH
	ID Number	5010075664080
	Date of Birth	07/10/1950
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	OPERATIONS DIRECTOR
	Business Address	SA EAGLE HOUSE 70 FOX STREET JOHANNESBURG 2001
	Residential Address	10 ST THOMAS CLOSE 22 GROBLERRYLAAN BEDFORDVIEW 2007
	Postal Address	P O BOX 751888 GARDENVIEW 2047
	Telephone number	(011) 832 - 1744
	Fax number	(011) 9834 - 1708
	Cell Number	00
	Email	00
	Start Date	07/06/2004

Date: 19/01/2006

Our Reference: 15835013
Box: **73789**
Sequence: **28**

HENGILCON SECRETERIAL SERVICES (PTY) LTD
To be collected: HEN003

RE: Amendment to Company Information
Company Number: 2002/031365/06
Company Name: WITWATERSRAND CONSOLIDATED GOLD RESOURCES

We have received a CM27A (Notice of consent to appointment, change of name or resignation by or removal of company secretary) from you dated 01/12/2005.

The CM27A was accepted and placed on file.

The following change was effected:
Add Record
Surname = DOWDEN
First Names = BRIAN JOHN
Status = Active

Yours truly
Registrar of Companies
IMO

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973
REPUBLIEK VAN SUID-AFRIKA MAATSKAPPYWET, 1973

Notice of, Consent to Appointment, Change of Name, or Resignation by Company Secretary or Removal of Company Secretary

Kennisgewing van Toestemming tot Aanstelling, Verandering van Naam of Bedanking deur Maatskappy Sekretaris of Ontslag van Maatskappy Sekretaris

(SECTIONS 268B AND 268I - ARTIKELS 268B EN 268I)

Name of company / Naam van maatskappy: WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED — **No.** / Nr. 2002/031365/06

A. Consent/Toestemming

I hereby consent to my appointment as company secretary of the above-named company.
I certify that I am not disqualified in terms of sections 268F of the Companies Act , 1973 from being a company secretary.

Ek stem hierby toe tot my aanstelling as maatskappy sektretaris van bogenoemde maatskappy.
Ek setifiseer dat ek nie ingevolge artikel 268F van die Maatskappywet, 1973 gediskwalifiseer is om as maatskappy sektretaris aangestel te

Signed: / Onderteken: [signature] **Date:** / Datum: 1 DECEMBER 2005

(**To be signed by company secretary personally**/ Moet persoonlik deur die maatskappy sektretaris onderteken word)

B. Particulars of company secretary/Besonderhede van maatskappy sekretaris

1. **Surname – Name of partnership/body corporate** / Van – Naam van vennootskap/regspersoon	DOWDEN
. **Full forenames of person who qualifies/** Volle voorname van persoon wat kwalifiseer	BRIAN JOHN
3. **Former surname and forenames**/Vorige van en voorname	N/A
4. **Identity number or, if not available, date of birth / Registration No. of body corporate** / Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum / Registrasie No. van regspersoon (Year/Jaar, Month/Maand, Day/Dag)	4 9 0 9 0 3 5 0 5 0 0 0 2
5. *Date of appointment/Datum van aanstelling*	1 DECEMBER 2005
6. **Residential address**/Woonadres	30 TOWNSEND ROAD, BEDFORDVIEW, 2007
7. **Business address**/Besigheidsadres	7 PAM ROAD, MORNINGSIDE EXTENSION 5, 2057
8. **Postal address**/Posadres	P.O. BOX 651129, BENMORE 2010
9. **Nationality**/Nasionaliteit	SOUTH AFRICAN
(**If not South African**/Indien nie Suid-Afrikaans nie)	N/A
10. **Telephone number**/Telefoonnommer	(011) 884 - 7373

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2005 -12- REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

C. Resignation or removal of company secretary/Bedanking of ontslag van maatskappy sekretaris

The company secretary, the particulars of which are stated in part B, has resigned with effect from ________ **/ has been removed from office with effect from** ________ /Die maatskappy sekretaris, die besonderhede waarvan in deel B vermeld word, het met ingang van ________ bedank/is met ingang van ________ uit sy amp ontslaan.

Date: / Datum: ________ **Signed:** / Onderteken: ________
Director/Direkteur/Officer/Beampte

To be completed by the company secretary/director/officer, as the case may be, and lodged with the Registrar /
Moet deur die maatskappy sekretaris/direkteur/beampte, na gelang van die geval, ingevul en by die Registrateur ingedien word).

Notice of, consent to appointment, change of name or resignation by company secretary or removal of company secretary dated: /
Kennisgewing van toestemming tot aanstelling, verandering van naam of bedanking deur maatskappy sekretaris of ontslag van maatskappy sekretaris gedateer:
1 DECEMBER 2005

Name of secretary and company/ Naam van sekretaris en maatskappy: WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Postal address / Posadres:
TO BE COLLECTED

HEN003
HENGILON SECRETARIAL SERVICES (PROPRIETARY) LIMITED

Return received / Opgawe ontvang
Date stamp of Companies Registration Office / Datumstempel van Registrasiekantoor vir Maatskappye

HENGILON SECRETARIAL
SERVICES (PROPRIETARY) LIMITED

Inhoud van Register van Direkteure, Ouditeure en Beamptes

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 276, 322(1), 325(1) en
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
P.O. Box 429 Pretoria 0001
Telegramadres 'Maatcom'

RECEIVED
2006 JUL 10 P 5:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Deparment of Commerce
Zanza Building 116 Proes Street Pretoria 0002
Telegraphic Address 'Maatcom'

WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Registrasie No. van maatskappy
Registration No. of Company
2002/031365/07

Opgawe van besonderhede soos op/
Return of particulars as at **18 APRIL 2005**

Verklaring/Statement

Ek, ____________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftilike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op n vorm CM 27 verkry is.

I, **HENGILCON SECRETARIAL SERVICES (PROPRIETARY) LIMITED**
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed **HENGILCON SECRETARIAL SERVICES (PTY) LIMITED**

Datum:
Date: **18 APRIL 2005**

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

A. Directors /Direkteure

KEY TO PERSONAL PARTICULARS REQUIRED/ SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG	PERSONAL PARTICULARS/ PERSOONLIKE BESONDERHEDE
1. Surname/Van	WATCHORN
2. Full forenames/Volle voorname	MARCUS BARRIE
Former surname and forenames/Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/ Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum	Year/Jaar, Month/Maand, Day/Dag: 5 3 0 4 3 0 5 6 8 8 0 8 8
5. (a) Date of appointment/Datum van aanstelling	1 JUNE 2003
(b) Designation /Betiteling	DIRECTOR
6. Residential address/Woonadres	25 Sand-Downs, 120 Dennis Road, Sandton 2146
7. Business address/Besigheidsadres	The Penthouse, S.A. Eagle House, 70 Main Street, Johannesburg 2001
8. Postal address/Posadres	P.O. Box 61140, Marshalltown 2107
9. Nationality/Nasionaliteit	SOUTH AFRICAN
(If not South African/Indien nie Suid-Afrikaans nie)	N/A
10. Occupation/Beroep	GEOLOGIST
11. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee	YES
12. Nature of change in 1 to 5 above and date/ Aard van verandering in 1 tot 5 hierbo en datum	NO CHANGE

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

2002/031365/07

1.	FLEMING
2.	ADAM RICHARD
3.	N/A
4.	Year/Jaar, Month/Maand, Day/Dag: 4 8 0 5 1 5 5 7 7 3 1 8 5
5. (a)	1 JUNE 2003
(b)	DIRECTOR
6.	34 Killarney Road, Hyde Park, johannesburg 2196
7.	The Penthouse, S.A. Eagle House, 70 Main Street, Johannesburg 2001
8.	P.O. Box 61140, Marshalltown 2107
9.	BRITISH
10.	DIRECTOR
11.	YES — NO CHANGE
12.	

1.	MATHE
2.	MBENDENI HUMPHREY
3.	N/A
4.	Year/Jaar, Month/Maand, Day/Dag: 5 0 1 0 0 7 5 6 6 4 0 8 0
5. (a)	7 JUNE 2004
(b)	DRECTOR
6.	10 St Thomas Close, 22 Groblerrylaan, Bedfordview 2107
7.	P.O. Box 61714, Marshalltown 2107
8.	P.O. Box 751888, Gardenview 2047
9.	SOUTH AFRICAN
10.	OPERATIONS DIRECTOR
11.	YES — NO CHANGE
12.	

1.	MOKOENA
2.	TAOLE RETSETSELEMANG
3.	N/A
4.	Year/Jaar, Month/Maand, Day/Dag: 5 2 0 7 1 8 5 7 1 3 0 8 4
5. (a)	7 JUNE 2004
(b)	DIRECTOR
6.	20 Cumberland Avenue, Bryanston
7.	Kalapong Hospital, Private Bag X396, Pretoria 0001
8.	P.O. Box 791, Sloane Park 2152
9.	SOUTH AFRICAN
10.	PROFESSOR OF SURGERY
11.	YES — NO CHANGE
12.	

1.	URQUHART
2.	DEREK MACDONALD
3.	N/A
4.	Year/Jaar, Month/Maand, Day/Dag: 5 6 0 2 2 4 5 0 0 2 0 8 2
5. (a)	30 MARCH 2005
(b)	DIRECTOR
6.	3 - 4th Road, Cloverdene, Benoni
7.	12th Floor, SA Eagle House, 70 Fox Street, JHB
8.	P.O. Box 13093, Northmead 1511
9.	SOUTH AFRICAN
10.	ACCOUNTANT
11.	YES — NEW APPOINTMENT
12.	30 MARCH 2005

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS
2005 -04-

1.	
2.	
3.	
4.	Year/Jaar, Month/Maand, Day/Dag:
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year/Jaar, Month/Maand, Day/Dag:
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Registration No. of company
Registrasie No. van maatskappy

FOR KEY TO PARTICULARS, SEE PAGE 1/VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1

2002/031365/07	

1.	
2.	
3.	
4.	Year Jaar / Month Maand / Day Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year Jaar / Month Maand / Day Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

3. Auditor /Ouditeur

1. Name /Naam	HARRIS DOWDEN AND FONTAINE
2. Date of appointment /Datum van aanstelling	1 JUNE 2003
3. Nature of change in 1 and 2 above and date/ Aard van verandering in 1 en 2 hierbo en datum.	NO CHANGE

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2005 -04- 2? REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

(To be completed by company.)

CM29

Return of particulars of company's register of directors, auditors and officers
Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Dated
Gedateer 18 APRIL 2005

Name of company
Naam van Maatskappy WITWATERSRAND CONSOLIDATED GOLD RESOURCES (PTY) LTD

Postal address
Posadres TO BE COLLECTED

HEN003
HENGILON SECRETARIAL SERVICES (PROPRIETARY) LIMITED

Date received Datum ontvang
Date stamp of Companies Registration Office/ Datumstempel van registrasiekantoor vir Maatskappye

Registrasie No. van maatskappy

2002/031365/07

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Surname/Van	HENGILCON SECRETARIAL SERVICES (PROPRIETARY) LIMITED
2. Full forenames/Volle voorname	N/A
3. Former surname and forenames/Vorige van en voorname	N/A
4. Identity number or, if not available, date of birth/ Identiteitsnomer of, indien nie beskikbaar nie, geboortedatum	Year/Jaar Month/Maand Day/Dag N / A
5. (a) Date of appointment/Datum van aanstelling	1 JUNE 2003
(b) Designation /Betiteling	SECRETARY
6. Adres van geregistreerde kantoor, en registrasienommer, indien Beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	7 PAM ROAD, MORNINGSIDE EXTENSION 5, 2057 1972/011940/07
7. Residential address/Woonadres	N/A
8. Business address/Besigheidsadres	7 PAM ROAD, MORNINGSIDE EXTENSION 5, 2057
Postal address/Posadres	P.O. BOX 651129, BENMORE 2010
10. Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie)	SOUTH AFRICAN
11. Occupation/Beroep	COMPANY SECRETARIES
12. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee	YES
13. Nature of change in 1 to 6 above and date/ Aard van verandering in 1 tot 6 hierbo en datum	NO CHANGE

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE ABOVE

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

1.	
2.	
3.	
4.	Year/Jaar Month/Maand Day/Dag
5. (a)	
(b)	
6.	
7.	
8.	
9.	
10.	
11.	
12.	

Allot

RECEIVED

2006 JUL 10 P 5:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 08/07/2005

Our Reference: 15541184
Box: **68493**
Sequence: **1**

HENGILCON SECRETERIAL SERVICES (PTY) LTD
To be collected: HEN003

RE: Amendment to Company Information
Company Number: 2002/031365/06
Company Name: WITWATERSRAND CONSOLIDATED GOLD RESOURCES

We have received a CM15 (Return of allotment of shares) from you dated 22/03/2005.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
PVD

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

2002/031365/07

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2005 -04- 12
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Name of company WITWATERSRAND CONSOLIDATED GOLD RESOURCES (PROPRIETARY) LIMITED

1. Date of allotment of shares 22 MARCH 2005
2. Authorised capital of company:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares		Class of shares	Nominal amount of each share	Authorised capital
After Conversion	10 000 000	ORDINARY	R0.01	100 000
Increase 14/12/04	40 000 000	ORDINARY	R0.01	400 000
	50 000 000	Total	Total	R 500 000

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
	Total

Par value

Number of shares		Class of shares	Nominal amount of each share	Total amount paid-up
After Conversion	1 000	ORDINARY	R0.01	10
	1 000	Total	Total	R10

2005 -05- 12

Henoo3 o Hengcon

Hortors Stationery - Reproduced under Government Printer's Copyright Authority No: 5025 of 8.10.73 (April 89)

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
24 607 962	Ordinary	R0.01	246 079.62
Total 24 607 962		Total	R246 079.62

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ---------- R 246 079.62

Stated capital ---------- R

Premium account ---------- R 46 805 763.32

Total issued capital ---------- R 47 051 842.94

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total		Total

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
45 525	ORDINARY	R0.01	R6.36	289 994.25
	Total(s)		Total(s)	R289 994.25

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares
Class of shares

Issue price per share
Deemed stated capital

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2005 -04- 15
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Total

Total

Par value

Number of shares
Class of shares
Nominal amount of each share
Premium on each share
Total amount of capital deemed to be paid-up

2005 -05- 12

Total

Totals

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
Fleming Family & Partners (Liechtenstein) AG	Am Schragen Weg 2,	45 525	Ordinary Shares
Reg. No. 0002.080.599-3	FL-9490 Vaduz		
As trustee of THE ARF GODCHILDRENS TRUST			

7. Issued capital at date of this return:

No par value

Number of paid-up shares	Class of shares	Issue price per share	Stated capital
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
87 500	ORDINARY	R0.01	R199.99	17 499 125.00	875.00
19 912 500	ORDINARY	R0.01	-	-	199 125.00
4 653 487	ORDINARY	R0.01	R6.36	29 596 177.32	46 534.87
24 653 487	Total		Total	47 095 302.32	246 534.87

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 246 534.87

Stated capital R

Premium account R 47 095 302.32

Total issued capital R 47 341 837.19

Certified correct.

Date 22 MARCH 2005 Signature HENGILON SECRETARIAL SERVICES (PTY) LIMITED

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

REGISTRATEUR VAN ... 2005-07-01

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 14 DECEMBER 2004

Name of Company WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Postal Address TO BE COLLECTED

HEN003

HENGILON SECRETARIAL SERVICES (PROPRIETARY) LIMITED

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Wits Gold - Increase In Gold Resources Due To Additional Prospecting Rights

Release Date: 26/06/2006 07:00:01 Code(s): WGR

Wits Gold - Increase in Gold resources due to additional Prospecting Rights
Witwatersrand Consolidated Gold Resources Limited
(formerly Basfour 2759 (Pty) Limited)
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code WGR
ISIN ZAE000079703
(`Wits Gold" or `the Company")

INCREASE IN GOLD RESOURCES REPORTED BY WITS GOLD DUE TO ADDITIONAL PROSPECTING RIGHTS IN THE POTCHEFSTROOM AND KLERKSDORP GOLDFIELDS

Wits Gold today announced that the Company has been granted two additional prospecting rights for gold in the North West and Free State Provinces in terms of Section 17 of the Minerals and Petroleum Resources Development Act, Act 28 of 2002.

In the Potchefstroom Goldfield a prospecting right for gold has been granted over 9 804 hectares, covering various portions of the farms Boschhoek 393 IQ, Buffelsvlei 383 IQ, Opleiding 626 IQ, Gerhardminnebron 139 IQ, Nauuwpoort 385 IQ, Oudedorp 376 IQ, Stompoorfontein 391 IQ, Turffontein 126 IQ, Vyfhoek 428 IQ, Witkoppiesfontein 392 IQ, Witpoort 419 IQ and Byl 421 IP, situated within the Magisterial Districts of Potchefstroom, Ventersdorp and Klerksdorp. This prospecting right serves to consolidate the area previously held by Wits Gold in the Potchefstroom Goldfield, so that prospecting rights for gold held by the Company in this region presently covers a total of 54 462 hectares. These rights are valid for a period of five years until 2011.

A SAMREC compliant resource estimate was previously completed by Snowden Mining Industry Consultants (Snowden) for the Company"s prospecting right in the Potchefstroom Goldfield. This formed part of a Competent Person"s Report that was included in the Wits Gold Prospectus prepared for the Company"s primary listing on JSE Limited on 24th April, 2006. This report calculated that an Inferred Resource of 65.2Moz of gold was contained in a combination of Witwatersrand reefs occurring in the Bird and Main Reef Formations as well as the VCR. More recently, Snowden have estimated that the new prospecting right contains an additional Inferred Resource of 10.6Moz of gold, so that the total Inferred Resource attributable to Wits Gold in the Potchefstroom Goldfield is now 75.8Moz of gold.

A second prospecting right has also been granted over 1 230 hectares in the Free State Province where it covers various portions of the farms Fraaiuitzicht 189, Kleinfontein 369 and Golden Vaal 562 in the Magisterial District of Viljoenskroon.

This new prospecting right serves to consolidate the area previously held by Wits Gold in the Klerksdorp Goldfield, so that prospecting rights for gold held by the Company in this region now cover a total of 13 302 hectares. These rights are also valid for a period of five years until 2011.

A SAMREC compliant resource estimate was previously completed by Snowden for the Company"s prospecting right in the Klerksdorp Goldfield. This study calculated that an Inferred Resource of 33.3Moz of gold was contained in the Vaal Reef. Subsequently, Snowden have estimated that the new prospecting right contains an additional Inferred Resource of 6.2Moz of gold, so that the total Inferred Resource attributable to Wits Gold in the Klerksdorp Goldfield is now 39.5Moz of gold.

In addition to these resources in the Potchefstroom and Klerksdorp Goldfields, Wits Gold also holds prospecting rights in the Southern Free State Goldfield. Consequently, the Company has now been granted eight prospecting rights in various parts of the Witwatersrand Basin, covering 90 825 hectares. These combined areas contain a total Inferred Resource of 158.8Moz of gold in addition to 134.7 million lbs of U3O8.

The immediate exploration strategy for Wits Gold is to add value through improved resource definition. This will be achieved partly by the refinement of geological models based on the diamond drill core obtained from the Harmony JV, Gold Fields and AngloGold Ashanti. This core includes information from 203 boreholes containing 2 882 reef intersections. In addition, the Company has plans to undertake further drilling initially in five of the higher grade, shallower (500-2500 metres below surface) areas where recognised auriferous conglomerates have previously been intersected. Three of these priority targets are situated in the Southern Free State Goldfield where they contain an Inferred Resource of 24.7Moz Au, whilst the other two areas with an Inferred Resource of 18.2Moz Au occur in the Potchefstroom Goldfield. In the Klerksdorp Goldfield, a review of the acquired seismic and borehole data will enable the Company to develop an exploration strategy for this region. The objective of the exploration programme will be to progress at least one project to the pre-feasibility stage within the next three years.

Johannesburg
23 June 2006

Wits Gold - Abridged Pre-Listing Statement

Witwatersrand Consolidated Gold Resources Limited
(formerly Basfour 2759 (Pty) Limited)
(Incorporated in South Africa)
Registration Number 2002/031365/06
JSE Code WGR
ISIN ZAE000079703
(`Wits Gold' or the `Company')

Listing of Wits Gold on the JSE Limited (`JSE')

INTRODUCTION

Shareholders are advised that the JSE has approved the listing of the entire issued share capital of Witwatersrand Consolidated Gold Resources Limited (`Wits Gold') with effect from the start of trading on the JSE on 24th April 2006 subject to Wits Gold meeting the requirements of the JSE in respect of the requisite spread of ordinary shareholders. At the date of listing Wits Gold's authorised share capital will comprise 50 000 000 ordinary shares, having a par value of 1 cent each and an issued share capital of 25 053 106 fully paid ordinary shares. Wits Gold will be listed in the Mining `Mining-Gold' sector of the JSE under the abbreviated name `Wits Gold'. The main purposes of the listing are to:

provide an opportunity for South African residents to invest in Wits Gold
enhance public awareness of Wits Gold shares in order to promote liquidity in the stock
provide Wits Gold with access to capital markets in the future

ADDITIONAL DETAILS OF THE OFFER

Opening Date of the Offer:	09:00 Tuesday, 18 April 2006
Closing Date of the Offer	16:00 Wednesday, 19 April 2006
Offer Price	R20 per Offer Share

STRUCTURE OF THE COMPANY

Wits Gold is a Johannesburg based gold exploration company with substantial resources in the Witwatersrand Basin. The Company currently has a 40% Historically Disadvantaged South African (`HDSA') shareholding. The two major HDSA shareholders are Continental Africa Gold Resources Consortium (Pty) Ltd, a broad based group of shareholders and Tranter Kismet Investments (Pty) Ltd, a group of South African HDSA professionals. In addition, the Wits Gold Women's Trust has been registered as a new charitable organization with Dr Brigalia Bam as the Chairperson. The Women's Trust has been set up to fund training opportunities for South African women within the mining industry. A Relationship Agreement between the HDSA shareholders and Wits Gold has secured the 26% HDSA ownership status of the Company in terms of the Mining Charter until 2014. Other founding shareholders include the management and staff of the Company as well as a range of institutional and private investors of both South African and international origin.

HISTORY OF THE COMPANY

In 2003, following a geological review of the Witwatersrand Basin, Wits Gold negotiated with the three major South African gold mining companies to acquire their `old order' mineral rights in three priority target areas. This resulted in the conclusion of agreements with AngloGold Ashanti Limited (`AGL') and Gold Fields Limited (`GFL') in the Potchefstroom and adjacent Klerksdorp Goldfields and with the Harmony-ARMGold-Freegold Joint Venture (`Harmony JV') in the Southern Free State Goldfield. In terms of the Minerals and Petroleum Resources Development Act No. 28 of 2002 (`MPRDA'), the Company as the legal titleholder of these mineral rights, held the exclusive right until 30th April 2005 to apply for new form prospecting rights. The Department of Minerals & Energy (`DME') has duly

granted prospecting rights for gold over six areas covering a total of 79 791 hectares as tabulated below.

Project	DME Reference	Submitted	Accepted by DME	Granted by DME	Registration	Hectares
Southern Free State Goldfield						
SOFS	FS 76 PR	24.03.05	26.04.05	24.02.06	14 .03.06	12 055
Le Roux	FS 247 PR	15.06.05	29.06.05	24.02.06	In progress	798
Potchefstroom Goldfield						
Potchefstroom	NW 370 PR	14.04.05	12.05.05	01.02.06	In progress	44 658
Carletonville	GP 21 PR	20.04.05	04.05.05	01.11.05	02.02.06	8 592
Deelkraal	GP 152 PR	18.07.05	26.07.05	15.12.05	28.02.06	1 616
Klerksdorp Goldfield						
South Vaal	FS 206 PR	12.04.05	13.05.05	24.02.06	14.03.06	12 072

In terms of the legal agreements with AGL, GFL and Harmony JV, Wits Gold also acquired the historical exploration data for the areas covered by the `old order' mineral rights. This includes borehole records and core from 203 boreholes, containing 526,464 metres of drilling and 2,882 intersections of Witwatersrand reefs, including deflections. According to these agreements, where appropriate Wits Gold has undertaken to fund exploration to the completion of bankable feasibility studies over these areas. Once these investigations have been completed, the company that originally contributed the relevant `old order' mineral rights will have a once off opportunity to acquire up to a 40% interest in the future mining venture.

In December 2004, Wits Gold was successful in the private placement of 4 653 106 shares at a price of R6.37 per share. This exercise raised R29 640 285 to provide sufficient capital for the next stage of the development of the Company, including a public listing on the JSE. In addition to the successful application for prospecting rights, this has also included the compilation of an independent competent person's report by Snowden Mining Industry Consultants Pty Ltd (`Snowden'), based in Perth, Western Australia. According to this report, the resource contained within the six prospecting rights has been classified according to the SAMREC code and comprises a total inferred resource of 142Moz of gold and 134Mlb of uranium.

COMPANY STRATEGY

Wits Gold was originally formed to acquire and secure substantial mineral rights in the Witwatersrand Basin. The first stage of this process has been achieved through the granting of `new order' prospecting rights by the DME. The Company now intends to undertake an active exploration programme to improve the definition of the contained mineral resources. Following the delineation of appropriate mineralisation and the completion of a successful feasibility study or studies Wits Gold will seek to maximise the value of any economic resources. This may occur through a joint venture with the gold major that originally contributed the relevant `old order' mineral rights, a partnership with another major gold mining company, or through a sale of the prospecting rights to a third party. In the case of the development and mining of such a gold resource, Wits Gold is likely to retain an equity interest in such a newly formed mining company.

OVERVIEW OF ASSETS

Introduction

Gold was first discovered in Witwatersrand conglomerate reefs in 1886 and since then, some 1.5 billion oz have been produced from seven major goldfields within the Basin, equivalent to 35% of all historically mined gold in the world. The United States Geological Survey (2004) estimated that a similar size resource still remains unexploited in Witwatersrand rocks. In 2003, Wits Gold completed a regional review of Witwatersrand mineralisation in order to identify selected gold resources above a cut-off value of 300cm.g/t Au and situated at a depth of less than 5000 metres below surface. Principal target areas were recognised around the

northwestern and western periphery of the Basin, adjacent to the present mining operations in the Southern Free State, Potchefstroom and Klerksdorp Goldfields. The Company believed that, provided a sufficiently large resource could be secured, these assets would represent a highly leveraged option on future moves in the gold price and the South African Rand exchange rate. Subsequent negotiations with AGL, GFL and Harmony JV ultimately resulted in the Company securing `new order' prospecting rights in these three key areas.

Southern Free State Goldfield
The prospecting rights granted to Wits Gold cover an area of 128.5km2 situated to the south of the Sand River. In this southern closure of the Witwatersrand Basin, the economically important Central Rand Group thins significantly due to the mutually erosive nature of unconformities and their related conglomerate reefs. Consequently, although the Basal Reef subcrops to the north of the Sand River, eight prospective reefs are developed at depths of 500-2500 metres below surface in the Wits Gold prospecting rights. Two of these reefs, the Beatrix and the Kalkoenkrans are currently being exploited at the adjacent Beatrix and Joel Mines. A total of 98 boreholes have already been drilled in the Wits Gold prospecting rights in this area where, based on the regional geology, four projects have been delineated.

De Bron Project
Situated on the eastern up-thrown side of the De Bron Fault, there are five prospective reefs in the Central Rand Group that are developed within a 20 to 40 metre stratigraphic interval. These conglomerate reefs are preserved at depths of 600 to 1200 metres below surface to the immediate south of Harmony Gold Mine. Past drilling results have indicated that the most continuous gold grades in excess of 300cm.g/t occur in the VS5 and Kalkoenkrans Reefs.

Robijn Project
The principle exploration target is the Beatrix Reef that is preserved in a down-faulted outlier of the Central Rand Group. Towards the southeast, the reef subcrops at a depth of some 550 metres below surface against the Karoo Supergoup and dips northwestwards towards the bounding Virginia Fault where it occurs at depths of up to 2000 metres below surface. Elevated gold grades in excess of 300cm.g/t have previously been intersected towards the southwestern extreme of the Robijn area, where they are usually associated with an increase in pyrite and flyspeck carbon.

Bloemhoek Project
The prospective potential is dominated by the southward on-lapping arrangement of three superimposed conglomerates represented by the Leader, Kalkoenkrans and VS5 Reefs. They are presently situated at depths of the order of 1600 to 2200 metres below surface where mutually erosive relationships produce a virtual continuum of gold mineralisation in excess of 300cm.g/t. The most southerly of these targets is the Kalkoenkrans Reef that until recently was thought to be preserved as an isolated inlier below the VS5 unconformity. However, based on underground mining and development results published by GFL, it appears that the Kalkoenkrans Reef may be more continuous between Bloemhoek and the Beatrix No. 4 Shaft workings.

Hakkies Project
The principal exploration targets are the Leader and Upper Leader Reefs that occur at depths of between 1350 and 2200 metres below surface. The gold distribution in these reefs is thought to be a function of three interacting fluvial systems that converge in the Hakkies area. The A Reef is developed in a discrete belt that strikes northwest-southeast through the area.

Potchefstroom Goldfield
Prior to Wits Gold acquiring the drilling information for this area between the Carletonville Goldfield and Potchefstroom town, the geological models were poorly constrained due to the competitive nature of historical exploration. Consequently, it was necessary for Wits Gold to recompile and for the first time, consolidate the two separate sets of exploration results that formerly belonged to AGL and GFL. This exercise has resulted

in an improved appreciation of the various reefs that are developed as well as the related gold distribution.

Boskop Project
This comprises a 7 km north-south elongate block that is situated on the western up-thrown side of the Jersey Fault System. Only the lower stratigraphy of the Central Rand Group is preserved, where the Main Conglomerate Formation occurs at depths of 1000 to 1500 metres below surface. Only limited drilling has been completed in the north of this area; however, results from the Carbon Leader, indicate that gold grades increase systematically in a southerly direction, towards Potchefstroom.

Kleinfontein Project
This represents the western extension of the Carletonville Goldfield and contains at least three prospective reefs. The two priority targets comprise the Carbon Leader and Middelvlei Reefs that occur at less than 2750 metres below surface. Both these reefs are currently being exploited at the adjoining Blyvooruitzicht Gold Mine. Elevated gold values in excess of 300cm.g/t occur in the Carbon Leader in this area where the reef is characterised by disseminated flyspeck carbon, particularly along the basal unconformity.

Kleinfontein Deeps Project
This area is situated to the immediate south of the Kleinfontein Project, where historical drilling results indicate that gold values in excess of 300cm.g/t occur predominantly in the Carbon Leader. The Carbon Leader in this area occurs in the depth range of 2750 to 4000 metres below surface. Other reefs that occur within this project area are the Middelvlei and North Leader.

Potchefstroom Deeps Project
This area contains the largest, but also the deepest gold resources in the Potchefstroom Goldfield. It covers some 160 km2 with a strike length of 16 km and a west-east dimension of up to 10 km in contrast to the 25 km2 of a typical Witwatersrand mine lease. The prospective reefs in this area include the Carbon Leader, the Vaal Reef and the Cobble Reefs, all of which occur at depths of the order of 3000 to 5000 metres below surface.

Deelkraal South Project
The VCR occurs at a depth of 3000 to 4000 metres below surface, where it was deposited as a series of channel conglomerates. In a previous evaluation of this area that was not SAMREC compliant, GFL estimated an unclassified resource of 23.8 Mt at an average grade of 10.88 g/t Au (8.05Moz). On the strength of this estimate, sinking of the Deelkraal No. 3 Shaft commenced within the project area, but work was suspended at a depth of 1326 metres below surface.

Livingstone Reef Project
The presence of gold values in excess of 1000cm.g/t in the Livingstone Reefs within this project area attract attention, partly due to their shallow occurrence in the depth range 1000 to 1400 metres below surface. A cluster of five boreholes in the northwestern sector of the Potchefstroom Goldfield intersected elevated values in these reefs, suggesting at least some lateral continuity of the mineralised system if not of individual conglomerates.

Klerksdorp Goldfield
The principal objective in this area is to explore for potential extensions of high-grade Vaal Reef within the Jersey Fault Zone. A direct analogy of this situation occurs at the adjacent Moab Khotsong Mine belonging to AGL, where the orebody is preserved at depths of the order of 3000 to 3500 metres below surface. There are preliminary indications that similar geological conditions may exist in the area immediately to the east of the currently defined Klerksdorp Goldfield where a limited number of boreholes have intersected the Vaal Reef.

Cyfervlei Project
The geological setting of this area is similar to that of the Moab Khotsong Gold Mine situated to the immediate southwest of the project area, where

the Vaal Reef is preserved as a structural remnant in the Jersey Fault Zone. During 1986, a series of boreholes were drilled into the Cyfervlei Project from a prospecting haulage that was specially developed to evaluate this area from the Strathmore Shaft at the Buffelsfontein Gold Mine. Sufficient information was obtained for Gencor, the operators of the mine, to outline a non-SAMREC compliant resource of the order of 20 to 30 Mt. This resource was interpreted within seven structural blocks where the Vaal Reef is preserved at depths of 4200 to 4900 metres.

Kromdraai Project
This area is situated to the east of the Paradys Anticline, the geological structure that separates the southern extension of the Potchefstroom Goldfield from the Klerksdorp Goldfield. Although only limited drilling has been undertaken in this area, borehole UC1962 was successful in intersecting the Vaal Reef, returning a best grade of 19.7 g/t Au over 96.9 cm (1,909 cm.g/t). This suggests the possibility of a substantial Vaal Reef resource at depths in excess of 3500 metres below surface.

Groenfontein Project
Covers an area of some 105 km2 to the east and southeast of the Moab Khotsong Gold Mine, from which it is separated by a splay of the Jersey Fault Zone. Based on historical drilling, most of which has stopped in the younger cover sequences, the current structural interpretation suggests that the Vaal Reef is likely to be located at depths in excess of 5,000 metres below surface. However, it is apparent from some of the boreholes that blocks of Vaal Reef may be preserved at shallower elevations in the northwestern sector of this area.

Estimated mineral resources for the Southern Free State, Potchefstroom and Klerksdorp Goldfields

Within the six prospecting rights granted to Wits Gold, the total contained resource has been estimated by Snowden to a maximum depth of 5000 metres. A gold cut-off of 300cm.g/t has been applied for narrow reefs and 600cm.g/t gold cut-off for the wider Cobble Reef in the Potchefstroom Goldfield. The total resource as summarised in the table below has been classified according to the SAMREC Code.

Classification	Indicated			Inferred		
Area	Mt	Au(g/t)	U3O8(kg/t)	Mt	Au(g/t)	U3O8(kg/t)
Southern Free State	23.3	5.2	0.327	239.5	5.1	0.224
Potchefstroom				276.7	7.3	-
Klerksdorp				74.1	14	-
Total	23.3	5.2		590.3	7.2	

Total			Au	U3O8
			Moz	Mlb
Mt	Au (g/t)	U3O8 (kg/t)		
262.8	5.1	0.233	43.5	134.7
276.7	7.3	-	65.2	-
74.1	14	-	33.3	-
613.6	7.2		142.0	134.7

FUTURE EXPLORATION PROGRAMME

The immediate exploration strategy for Wits Gold is to add value through improved resource definition. This will be achieved by a combination of refining geological models and selective diamond drilling. Initially this drilling will target four of the shallower areas, specifically in the Bloemhoek, De Bron and Robijn Projects in the Southern Free State Goldfield and in the Boskop Project in the Potchefstroom Goldfield. The objective of this future programme will be to progress at least one of these projects to the pre-feasibility stage within the next three years. This exploration will permit the refined resources to be elevated to the Indicated and Measured levels and allow the construction of financial models with some

Jacobus Muntingh South African	70 Fox Street Johannesburg	Published 28 Manager

* Adam Fleming has an indirect beneficial interest in the Company's office lease, precluding him from being regarded as an independent director in terms of the Listings Requirements
** Indicates Independent

This announcement is not a full pre-listing statement or prospectus. Copies of the prospectus can be obtained during normal business hours from 18th April 2006 until 28th April 2006 from the offices of Wits Gold at 12th Floor, 70 Fox Street, Johannesburg or at J.P.Morgan at No 1 Fricker Road, Illovo, Johannesburg.

Johannesburg
18 April 2006

Sponsor :J.P.Morgan Equities Limited

RECEIVED
2006 JUL 10 P 5:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2005

WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED
REGISTRATION NUMBER 2002/031365/06
("the Company")

NOTICE TO MEMBERS

Notice is hereby given that the 2nd annual general meeting of the members of the Company will be held in Training Room 2 on the Mezzanine Floor, Life Centre, 45 Commissioner Street, Johannesburg on **18 October 2005** at **15:00** (3pm) for the following purposes:

Ordinary Business

1. To receive and adopt the annual financial statements of the Company for the year ended 28 February 2005, including the reports of the directors and auditors.

2. To re-appoint KPMG as the auditors of the Company.

Special Business

3. To consider and if deemed fit, to pass, with or without modification, the following resolution as special resolution:

3.1 **SPECIAL RESOLUTION NUMBER 1**

"Resolved as a special resolution that the existing articles of association of the company be cancelled and that in place thereof the draft articles of association as tabled at the meeting at which this special resolution is proposed and initialled by the chairman of the meeting for purposes of identification be and are hereby adopted as the new articles of association of the company."

Results of the Wits Gold Annual General Meeting held on 18th October 2005

At the annual general meeting of shareholders held on 18 October 2005 the requisite majority of shareholders approved the following resolutions;

1. **Special Resolution**

"Resolved as a special resolution that the existing articles of association of the company be cancelled and that in place thereof the draft articles of association as tabled at the meeting at which this special resolution is proposed and initialed by the chairman of the meeting for purposes of identification be and are hereby adopted as the new articles of association of the company."

The reason for this special resolution is to (i) comply generally with the provisions of the JSE Listing Requirements, and specifically to those relating to articles of association of listed companies, so that the Company may pursue a listing on the JSE Securities Exchange South Africa, and (ii) modernize the articles of association to allow for recent developments that have occurred in the law.

2. **Ordinary Resolution**

"Resolved as an ordinary resolution that all the unissued ordinary shares in the capital of the company be and are hereby placed under the control of the directors, as a general authority in terms of Section 221(2) of the Companies Act 1973 (Act 61 of 1973) as amended, ("the Act"), who are hereby authorized to allot and issue shares in the capital of the company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Act."

3.2 **Reason for and effect of the special resolution**

The reason for this special resolution is to (i) comply generally with the provisions of the JSE Listings Requirements, and specifically to those relating to articles of association of listed companies, so that the Company may pursue a listing on the JSE Securities Exchange South Africa, and (ii) modernise the articles of association to allow for recent developments that have occurred in the law. In view of the many changes that have been effected and the additional changes now required, the directors have proposed that the existing articles of association be cancelled and that new articles of association be adopted. Among the articles contained in the new articles of association that are proposed be adopted are those regulating:

- electronic communication with shareholders
- the lodging of instruments appointing a proxy electronically
- the streamlining of directors meetings
- directors' borrowing powers - the current articles place restrictions on the borrowing powers of the directors of the Company and the proposed new articles of association provide that the directors of the Company may borrow money on behalf of the Company as they see fit.
- forfeiture of capital distributions in the same manner as the forfeiture of uncollected dividends
- uncertificated securities and share warrants
- the constitution of a quorum for general meetings

The proposed new articles of association contain substantially the same provisions in respect of the remuneration of directors as are contained in the current articles of association.

The effect of this special resolution is for the Company to cancel its existing articles of association and to adopt new articles of association.

Copies of the new articles of association may be inspected at the Company's registered office during business hours on any day prior to the date of the meeting convened in terms of this notice.

4. To consider and if deemed fit, to pass, with or without modification, the following resolution as an ordinary resolution:

4.1 **ORDINARY RESOLUTION NUMBER 1**

"Resolved as an ordinary resolution that all the unissued ordinary shares in the capital of the company be and are hereby placed placed under the control of the directors, as a general authority in terms of Section 221(2) of the Companies Act 1973 (Act 61 of 1973) as amended, ("the Act"), who are hereby authorised to allot and issue shares in the capital of the company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Act."

Voting and Proxies

5. On a show of hands every member present in person or represented in terms of section 188 of the Companies Act, 1973, shall have one vote and on a poll every member present in person or by proxy or so represented shall have one vote for every share held by such member. Each ordinary shareholder entitled to attend and vote at the above meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend, speak and vote in his stead. Proxy forms, in the form attached to this notice, must be received at the registered office of the Company not later than **15:00** (3pm) on **14 October 2005**.

BY ORDER OF THE BOARD OF DIRECTORS

HENGILCON SECRETARIAL SERVICES (PTY) LTD
Company Secretary